301 E. Liberty, Suite 500 Ann Arbor, Michigan 48104-2266 Telephone: (734) 623-7075 Facsimile: (734) 623-1625 http://www.dickinsonwright.com

Michael T. Raymond MRaymond@dickinsonwright.com (734) 623-1663

June 10, 2010	Via Edgar Filing
Mark Rakip
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C., 20549
Re:	ASI Technology Corporation Amendments to Form 8-K Filed on June 4, 2010 File No. 0-6428
Dear Mr. Rakip:
On behalf of ASI Technology Corporation (the “Company”), set forth below are the Company’s responses to your comments contained in your letter dated June 7, 2010, to the Company related to the above-referenced Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2010 (the “Original Filing”). A copy of our amendment to the Original Filing on Form 8-K/A (the “Amendment”) is being filed concurrently herewith. A marked copy showing changes made in the Amendment to Items 401 and 901 of the Original Filing is enclosed as Exhibit A hereto. Your comments, followed by the Company’s response thereto, are set forth below. Unless otherwise defined herein, capitalized terms used in this response letter have the meanings ascribed to them in the Original Filing.
Commission Comment:
1. Please amend your Item 4.01 Form 8-K to cover the interim period from December 31, 2009, the date of the last audited financial statements, through June 3, 2010, the dismissal date of Weinlander Fitzhugh, Certified Public Accountants (“Weinlander Fitzhugh”) as the independent registered public accountants for NxOpinion, LLC. Refer to Item 304(a)(1)(ii) of the Regulation S-K related to the principal accountants’ reports for each of the past two fiscal years and Item 304(a)(1)(iv) of Regulation S-K relating to any disagreements during the past two fiscal years and the subsequent interim period preceding the dismissal.
Counselors At Law

Detroit	Nashville	Washington, D.C.	Toronto	Phoenix

Bloomfield Hills	Ann Arbor	Lansing	Grand Rapids

Company Response:
The Company amended its Item 401 disclosures by adding the clause underlined below:
For the years ended December 31, 2009 and 2008, and the subsequent interim period between January 1, 2010 and June 3, 2010, the dismissal date of Weinlander Fitzhugh, there were no disagreements between NxOpinion and Weinlander Fitzhugh on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Weinlander Fitzhugh’s satisfaction, would have caused it to make reference to the subject matter of any disagreement in connection with its reports.
Commission Comment:
2. Please include a statement acknowledging that you requested Weinlander Fitzhugh to furnish you a letter addressed to the SEC noting their agreement with the statements provided in your Item 4.01 Form 8-K disclosures. Refer to Item 304(a)(3) of Regulation S-K.
Company Response:
The Company amended its Item 4.01 disclosure by adding the following statement.
The Company provided Weinlander Fitzhugh with a copy of the foregoing disclosures and requested that Weinlander Fitzhugh furnish the Company with a letter addressed to the Securities and Exchange Commission noting its agreement with the statements provided above. Attached as Exhibit 16.01 is a copy of such letter.
Commission Comment:
3. To the extent that you make changes to the amended Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.
Company Response:
The Company has filed an updated letter from Weinlander Fitzhugh stating that it agrees with the statements made in our amended Form 8-K and amended its Item 9.01 accordingly.
Finally, we have included a statement of the Company containing the requested acknowledgements as Exhibit B.
Counselors At Law

Detroit	Nashville	Washington, D.C.	Toronto	Phoenix

Bloomfield Hills	Ann Arbor	Lansing	Grand Rapids

We trust that our filing of the Amendment satisfactorily addresses your comments. However, should you have any questions or comments regarding this response or our amended filing, please contact me at (734) 623-1663 or mraymond@dickinsonwright.com.
Very truly yours,
Dickinson Wright PLLC
/s/ Michael T. Raymond
MTR/bjw
Enclosure
cc:	Joel C. Robertson, President and CEO of ASI Technology Corporation.
Counselors At Law

Detroit	Nashville	Washington, D.C.	Toronto	Phoenix

Bloomfield Hills	Ann Arbor	Lansing	Grand Rapids

Exhibit A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 28, 2010

ASI TECHNOLOGY CORPORATION
(Name of registrant in its charter)

Nevada	0-6428	88-0105586

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
New Address:
4215 Fashion Square Blvd.
Suite 3
Saginaw, Michigan 48603
Former Address:
980 American Pacific
Drive, Suite #111
Henderson, Nevada 89014
(Address of principal executive offices)
Registrant’s telephone number: (989) 799-8720

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
Counselors At Law

Detroit	Nashville	Washington, D.C.	Toronto	Phoenix

Bloomfield Hills	Ann Arbor	Lansing	Grand Rapids

Exhibit A
EXPLANATORY NOTE
This Current Report on Form 8-K/A (the “Amendment”) amends and restates Items 4.01 and 9.01 of the Current Report on Form 8-K filed by ASI Technology Corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on June 4, 2010 (the “Original Filing”).
Except for amending and restating Item 4.01 and including an updated Exhibit 16.01 (Letter regarding change in Certifying Accountant) as an exhibit in Item 9.01, this Amendment does not alter or update the disclosures made in the Original Filing. This Current Report on Form 8-K/A should be read in conjunction with the Original Filing.
Item 4.01 Changes in Certifying Accountant
Weinlander Fitzhugh, Certified Public Accountants (“Weinlander Fitzhugh”), audited NxOpinion’s financial statements for its fiscal years ended December 31, 2009 and 2008. Piercy Bowler Taylor & Kern, Certified Public Accountants (“PBTK”), served as the Company’s independent registered public accountants for its fiscal years ended September 30, 2009 and 2008.
On June 3, 2010, the Company’s Board of Directors determined that the Company should continue to retain PBTK as its independent registered public accountant following the Acquisition. This action effectively dismissed Weinlander Fitzhugh as the independent auditor of NxOpinion. The report of Weinlander Fitzhugh on NxOpinion’s consolidated financial statements as of and for the years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or the application of accounting principles. However, the report did raise substantial doubt as to the ability of NxOpinion to continue as a going concern.
For the years ended December 31, 2009 and 2008, and the subsequent interim period between January 1, 2010 and June 3, 2010, the dismissal date of Weinlander Fitzhugh, there were no disagreements between NxOpinion and Weinlander Fitzhugh on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Weinlander Fitzhugh’s satisfaction, would have caused it to make reference to the subject matter of any disagreement in connection with its reports.
The Company provided Weinlander Fitzhugh with a copy of the foregoing disclosures and requested that Weinlander Fitzhugh furnish the Company with a letter addressed to the Securities and Exchange Commission noting its agreement with the statements provided above. Attached as Exhibit 16.01 is a copy of such letter.
For the years ended December 31, 2009, and prior, neither NxOpinion nor anyone acting on NxOpinion’s behalf consulted PBTK with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on NxOpinion’s consolidated financial statements, or any other matters or reportable events as defined in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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Exhibit A
Item 9.01 Financial Statements and Exhibits
(a) Financial Statements of Business Acquired
The financial statements required by this Item 9.01(a) ~~are~~were included as an Exhibit to ~~this Current Report on Form 8-K~~the Original Filing.
(b) Pro Forma Financial Information
The pro forma financial information required by this Item 9.01(b) is not included in this ~~Current Report on Form 8-K~~Amendment. The required pro forma financial information will be filed as an amendment to this Current Report on Form 8-K/A no later than 71 days after the deadline for filing ~~this Current Report on Form 8-K~~the Original Filing.
(c) Not applicable
(d) The following exhibits are included with this Current Report on Form 8-K~~.~~/A. Exhibits marked with an asterisk (*) are incorporated by reference from the Original Filing.
Exhibit 2.01	Agreement and Plan of Recapitalization, dated May 28, 2010*

Exhibit 3.01	Amended and Restated Bylaws*

Exhibit 3.02	Marked Copy of Amended and Restated Bylaws Showing Changes to Previous Bylaws*

Exhibit 16.01	Letter regarding change in Certifying Accountant

Exhibit 99.01	Press Release dated June 1, 2010*

Exhibit 99.02	NxOpinion, LLC consolidated financial statements for the fiscal years ended December 31, 2009 and 2008*

Exhibit 99.03	NxOpinion LLC unaudited interim consolidated financial statements for the three months ended March 31, 2010 and 2009*

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Exhibit A
SIGNATURES
In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASI TECHNOLOGY CORPORATION
Dated: June ~~4~~10, 2010	By:	/s/ Joel C. Robertson
		Name:	Joel C. Robertson
		Title:	President

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Exhibit B
ACKNOWLEDGEMENT
On behalf of ASI Technology Corporation (the “Company”), and in connection with the Company’s responses provided to United States Securities and Exchange Commission (the “Commission”) to a comment letter received from the Commission dated June 7, 2010 (the “Comment Letter”) on the Company’s Form 8-K filed with the Commission on June 4, 2010, the undersigned acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASI TECHNOLOGY CORPORATION
Dated: June10, 2010	By:	/s/ Joel C. Robertson
		Name:	Joel C. Robertson
		Title:	President

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